May 18, 2005



VIA FACSIMILE

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549-0405
Attention:  Mr. Mark Wojciechowski
Fax:  (202) 942-9528

         Re:      Gasco Energy, Inc. (the "Company")
                  Form 10-K for the fiscal year ended December 31, 2004 Form 10-K/A for the fiscal year ended December 31, 2004 File No. 001-32369

Ladies and Gentlemen:

         Set forth below are the responses of the Company to the comments of the staff of the Securities and Exchange Commission (the "Staff") in the comment letter of the Staff dated May 6, 2005 addressed to the Company. For your convenience, the comments provided by the Staff have been included before the response in the order presented in the comment letter.

1. You did not electronically file your response letter dated April 29, 2005, as
required  by  Subparts   232.100  and   232.101  of   Regulation   S-T.   Please
electronically file your response letter, as well as all future correspondence.

RESPONSE: We have electronically filed our response letter dated April 29, 2005 on May 9, 2005 and will file all future correspondence electronically as well.

2. In your response to prior comment number 6, you explain that the preferred auction rate securities are purchased and sold via auction process and are not held to maturity. Therefore, the securities have been classified as available for sale. Please explain to us why you determined the securities to be available for sale as compared to trading securities, as those terms are defined in FAS 115.

RESPONSE: The Company has classified its preferred auction rate securities as available for sale securities rather than trading securities because the Company


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does not  intend  to buy and sell  these  securities  in the near  term with the objective of generating profits on the short term differences in price as described in FAS 115 P. 12.a. The Company's investments in these securities are used to meet its short-term operational needs and to maximize the interest earned on these funds rather than to be frequently bought and sold in order to earn a profit on the price fluctuations.

3. In your response to prior comment number 7 you state the auction rate securities are stated at fair value at quoted market prices, and the income earned on the investments is included in interest income. If applicable, please further explain how the unrealized gain or loss on the investments is recorded in the financial statements.

RESPONSE: The Company began investing in preferred auction rate securities in October 2004. Since that time the market value of these investments has approximated its cost basis and therefore there has not been any unrealized gain or loss on these securities. The Company does not expect to have unrealized gains or losses in the future based on the type of securities it invests in, however, since these securities are classified as available for sale, any future unrealized gain or loss would be reported as a separate component of stockholder's equity.

4. Your response to prior comment number 8 addressed the financial statement effects of future cash flows associated with settling asset retirement obligations that are currently accrued in the balance sheet. In addition, please provide a discussion regarding the financial statement effects of cash flows associated with asset retirement obligations which have not been recorded as there is not a legal liability to do so.

RESPONSE: We included in our recently filed 10-Q and we will include in future filings, the following additional disclosure to our description of Asset Retirement Obligations included in Note 2 - Significant Accounting Policies:

     The  Company  follows  SFAS  No.  143,  "Accounting  for  Asset  Retirement
     Obligations, " which required that the fair value of a liability for an asset retirement obligation be recognized in the period in which it was incurred if a reasonable estimate of fair value could be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. The increase in carrying value is included in proved oil and gas properties on the consolidated balance sheets. The Company depletes the amount added to proved oil and gas property costs. The future cash outflows associated with settling the asset retirement obligations that have been accrued in the accompanying balance sheets are excluded from the ceiling test calculations. The Company also depletes the estimated dismantlement and abandonment costs, net of salvage values, associated with future development activities that have not yet been capitalized as asset retirement obligations. These costs are also included in the ceiling test calculation. The asset retirement liability will be allocated to operating expense by using a systematic and rational method.


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5.  Please  note that  paragraph  4 of the  certifications  does not include the language regarding internal controls over financial reporting. In the annual report that includes managements report on internal controls over financial reporting and thereafter, the Section 302 certifications should include the phrases related to internal control over financial reporting included as paragraph 4 and 4(b) in Item 601(b)(31) of Regulation S-K. Please explain to us why the phrases were not included in the certification, and if applicable, revise your filing to include the appropriately worded certifications.

RESPONSE: The Company inadvertently omitted this information from its previous filing. The Company filed an amendment to its annual report on Form 10-K/A on May 17, 2005 that includes as exhibits restated Section 302 certifications that contain the appropriate language.


If you have any questions or comments, please call me at (303) 483-0044.

Sincerely,


/s/ W. King Grant
W. King Grant
Chief Financial Officer and
Executive Vice President


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